Exhibit 16.1

June 20, 2008

Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549-7561

RE:          Marine Park Holdings, Inc.
File No. 333-132621

Commissioners:

We have read the Explanatory Note in the Form 8-K/A No.2 of Marine Park Holdings, Inc. filed on June 17, 2008 regarding Item 4.01 (a) of Form 8-K/A of Marine Park Holdings, Inc., dated December 27, 2007 and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audits for the year ended December 31, 2006, and our reviews of interim financial statements.  We are not in a position to agree or disagree with the statements contained therein in Item 4.01 (b) regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/Li & Company, PC
Li & Company, PC